425 MARKET STREET	MORRISON & FOERSTER LLP
SAN FRANCISCO
CALIFORNIA 94105-2482	NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
TELEPHONE: 415.268.7000	SAN DIEGO, WASHINGTON, D.C.
FACSIMILE: 415.268.7522
NORTHERN VIRGINIA, DENVER,
WWW.MOFO.COM	SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG

January 6, 2010	Writer’s Direct Contact
415.268.6617
BParris@mofo.com

By Edgar Transmission

Louis Rambo

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549-7010

Re:             ICU Medical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 20, 2009
Form 10-Q for the Quarter Ended September 30, 2009

Commission File No. 000-19974

Dear Mr. Rambo:

Thank you for taking the time to speak with me this afternoon.  On behalf of ICU Medical, Inc. (the “Company”), I am writing to confirm, pursuant to our call, that the Company will provide a response to the comments received from the Staff of the Securities and Exchange Commission by letter dated December 18, 2009 regarding the above-referenced periodic reports, by no later than Friday, January 22, 2010.  The Company has requested this extension due to issues related to recent travel and holiday scheduling.

Very truly yours,

/s/ Brandon C. Parris

Brandon C. Parris

cc: Scott Lamb — ICU Medical, Inc.